August 2014 Pricing Sheet dated August 27, 2014 relating to Preliminary Terms No. 1,580 dated August 27, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Market-Linked Notes due July 3, 2023
Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index and the S&P MidCap 400® Index
PRICING TERMS – AUGUST 27, 2014
Issuer:	Morgan Stanley
Issue price:	$10 per note
Stated principal amount:	$10 per note
Aggregate principal amount:	$5,000,000
Pricing date:	August 27, 2014
Original issue date:	September 2, 2014 (3 business days after the pricing date)
Maturity date:	July 3, 2023
Interest:	None
Basket:	Basket component*	Ticker symbol*	Basket component weighting	Initial index value	Multiplier
	S&P 500® Index (the “SPX Index”)	SPX	50%	2,000.12	0.024998500
	S&P MidCap 400® Index (the “MID Index”)	MID	50%	1,433.27	0.034885262
* Ticker symbols are being provided for reference purposes only. We refer to the SPX Index and the MID Index, collectively, as the underlying indices.
Payment at maturity:
The payment due at maturity per $10 stated principal amount will equal:
$10 + supplemental redemption amount, if any.
In no event will the payment at maturity be less than the stated principal amount or greater than the maximum payment at maturity.

Supplemental redemption amount:	(i) $10 times (ii) the average basket percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0 or greater than $10 per note.
Participation rate:	100%
Maximum payment at maturity:	$20 per note (200% of the stated principal amount)
Average basket closing value:	The arithmetic average of the basket closing values on each of the determination dates, as determined on the final determination date.
Average basket percent change:	(average basket closing value – initial basket value) / initial basket value
Listing:	The notes will not be listed on any securities exchange.
Terms continued on the following page
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.287 per note. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per note	$10	$0.35	$9.65
Total	$5,000,000	$175,000	$4,825,000

(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.35 for each note they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.

(2)	See “Use of proceeds and hedging” in the accompanying preliminary terms.
“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the securities.
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Pricing Supplement No 1,580 dated August 27, 2014
Product Supplement for Equity-Linked Notes dated August 17, 2012
Index Supplement dated November 21, 2011       Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Market-Linked Notes due July 3, 2023
Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index and the S&P MidCap 400® Index

Terms continued from previous page:
Initial basket value:
The initial basket value will equal 100, which is equal to the sum of the products of (i) the initial index value of each basket component, as set forth under “Basket—Initial index value” above, and (ii) the multiplier for such basket component, as set forth under “Basket—Multiplier” above.

Basket closing value:	On any determination date, the sum of the products of (i) the closing value of each basket component on such date, and (ii) the multiplier for such basket component.
Multiplier:
The multiplier for each basket component was set on the pricing date so that each basket component represents its applicable basket component weighting in the predetermined initial basket value of 100.  Each multiplier will remain constant for the term of the notes.

Determination dates:
Each index business day on which there is no market disruption event with respect to either basket component from and including March 28, 2023 to and including the final determination date.  If a day during this approximately 3-month period is not an index business day with respect to any basket component or if a market disruption event occurs with respect to any basket component on such day, the index closing values of the basket components on such day will not be used for purposes of calculating the average basket percent change.

Final determination date:	June 28, 2023, subject to postponement for non-index business days and certain market disruption events
CUSIP:	61758S559
ISIN:	US61758S5597